

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2020

Vijay Manthripragada
Chief Executive Officer
Montrose Environmental Group, Inc.
1 Park Plaza, Suite 1000
Irvine, CA 92614

   Re: Montrose Environmental Group, Inc.
     Draft Registration Statement on Form S-1
     Submitted November 13, 2020
     CIK No. 0001643615

Dear Mr. Manthripragada:

  This is to advise you that we do not intend to review your registration statement.

  We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Daniel Morris at (202) 551-3314 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Trade & Services

cc: Peter Wardle